Exhibit 99.1

Absolute Software Announces Completion of Acquisition by Crosspoint Capital Partners

Transaction enables the company to capitalize on the tailwinds of cybersecurity resilience and distributed workforces

VANCOUVER, British Columbia and SAN JOSE, Calif. — July 27, 2023—Absolute Software™ (NASDAQ: ABST) (TSX: ABST) (“Absolute” or the “Company”), the only provider of self-healing, intelligent security solutions, today announced the successful completion of its acquisition by an affiliate of Crosspoint Capital Partners, LP (Crosspoint Capital), a leading private equity investment firm focused on the cybersecurity, privacy and infrastructure software markets.

On May 11, 2023, an affiliate of Crosspoint Capital and Absolute Software announced that they had entered into a definitive agreement pursuant to which an affiliate of Crosspoint Capital would acquire Absolute Software for $11.50 per Common Share in cash, corresponding to an enterprise value of approximately US$870 million, inclusive of the debt.

“We are very excited about this acquisition and working with Crosspoint Capital to further strengthen our unique position in the market and in delivering the next generation of Resilience,” said Christy Wyatt, Absolute President and Chief Executive Officer. “This acquisition is only possible because of the outstanding contributions from our employees, the support of our customers, and the powerful ecosystem of OEM partners around Absolute. I look forward to partnering with Crosspoint and to our next chapter as a privately held company with the support and expertise of the Crosspoint Capital team.”

“Protection of roaming assets is a core requirement of all cyber resilience initiatives. In the post pandemic world these assets, loaded with controlled information and access privileges, spend most of their time outside the security framework of corporate IT,” said Greg Clark, Managing Partner, Crosspoint Capital. “We expect a significant shift in budget allocation to address the increased risk associated with the new work paradigm, which we believe creates a lasting tailwind for Absolute Software’s core products. We are excited to partner with this outstanding company.”

Transaction Details

An affiliate of Crosspoint acquired all of the outstanding common shares of Absolute for US$11.50 per share by way of a statutory plan of arrangement. As a result of the completion of the acquisition, Absolute’s common shares will be delisted from the Toronto Stock Exchange and the Nasdaq Global Select Market and Absolute will cease to be a reporting issuer in the applicable U.S. and Canadian jurisdictions. Full details of the arrangement and certain other matters are set out in the management proxy circular of Absolute under its issuer profile on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Advisors and Counsel

Perella Weinberg Partners served as Absolute’s financial advisor in connection with the Acquisition, with Raymond James Ltd. also providing financial advice to the Special Committee. Absolute’s legal advisors in connection with the Acquisition were Cooley LLP and Blake, Cassels & Graydon, LLP.

Ropes & Gray and Stikeman Elliott LLP acted as legal advisors, and Barclays acted as financial advisor, to Crosspoint.

About Absolute

Absolute Software is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections—helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 21,000 customers, G2 recognized Absolute as a Leader for the fourteenth consecutive quarter in the Summer 2023 Grid® Report for Endpoint Management and as a Leader for the fourth consecutive quarter in the Grid Report for Zero Trust Networking.

About Crosspoint

Crosspoint Capital Partners is a private equity investment firm focused on the cybersecurity, privacy and infrastructure software markets. Crosspoint has assembled a group of highly successful operators, investors and sector experts to partner with foundational technology companies and drive differentiated returns. Crosspoint has offices in Menlo Park, CA and Boston, MA. For more information visit: www.crosspointcapital.com.

Early Warning Reporting

In connection with the arrangement described above, 1414364 B.C. LTD., an affiliate of Crosspoint and the purchaser for purposes of the arrangement, has filed an early warning report of Absolute under Absolute’ profile on SEDAR+. A copy of the early warning report can also be obtained by contacting Matthew MacKenzie at 1-650-530-2567. The address of 1414364 B.C. LTD. is 666 Burrard Street, Suite 1700, Vancouver, BC, V6C 2X8 and the address of Absolute is 1055 Dunsmuir Street, Suite 1400, Vancouver, BC, V7X 1K8.

For more information, contact:

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760